Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

BRAND ENGAGEMENT NETWORK INC.

(a Delaware corporation)

BRAND ENGAGEMENT NETWORK INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: The name of the Corporation is Brand Engagement Network Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware (“Secretary”) on March 14, 2024 (the “Certificate of Incorporation”).

SECOND: Pursuant to Section 242(b) of the Delaware General Corporation Law (the “DGCL”) the Board of Directors of the Corporation has duly adopted, and the stockholders of the Corporation, have approved the amendments to the Certificate of Incorporation set forth in this Certificate of Amendment.

THIRD: Pursuant to Section 242 of the DGCL, Article IV of the Certificate of Incorporation is hereby amended by adding to the end of such section the following:

(D) Effective at 12:01 a.m. Eastern Time (the “Reverse Stock Split Effective Time”) on December 12, 2025, every ten (10) issued and outstanding shares of common stock, par value $0.0001 (“Common Stock”) of the Corporation will be combined into and automatically become one (1) validly issued, fully paid and non-assessable share of Common Stock of the Corporation (the “2025 Reverse Stock Split”) and the authorized shares of the Corporation shall remain as set forth in the Certificate of Incorporation. No fractional share shall be issued in connection with the 2025 Reverse Stock Split. All shares of Common Stock that are held by a stockholder will be aggregated and each fractional share resulting from such aggregation held by a stockholder shall be cancelled. In lieu of any interest in a fractional share to which a stockholder would otherwise be entitled as a result of the 2025 Reverse Stock Split, such holder shall be entitled to receive cash in an amount equal to such fraction multiplied by the closing price of the Common Stock on the Nasdaq Capital Market on the trading day immediately preceding the Effective Time.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 1st day of December, 2025.

BRAND ENGAGEMENT NETWORK INC.

By:	/s/ James D. Henderson, Jr.
Name:	James D. Henderson, Jr.
Title:	Secretary and Corporate Counsel